

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2012

Via E-mail
Mr. Laurence A. Tosi
Chief Financial Officer
The Blackstone Group L.P.
345 Park Avenue
New York, New York 10154

> **RE:** **The Blackstone Group L.P.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed February 28, 2012**
> **Form 10-Q for the Period Ended March 31, 2012**
> **Filed May 7, 2012**
> **Response dated May 17, 2012**
> **File No. 1-33551**

Dear Mr. Tosi:

We have reviewed your response letter dated May 17, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Item 1. Business

Capital Invested In and Alongside Our Investment Funds, page 14

2. We note your response to comment two in our letter dated May 3, 2012. Please address the
    following:
    - Please help us better understand the nature of side-by-side entities and how they relate to
      your side-by-side investments;
    - Your response indicates that you do not consolidate any entities that hold co-investments
      whereas interests in entities that hold side-by-side investments may be consolidated.
      Please help us understand the differences between these two types of entities and
      correspondingly why one would never be consolidated and other may be consolidated;
    - Please help us better understand how significant these co-investment and side-by side
      investment entities are by providing us with summarized financial information related to
      each of these types of entities. Please provide us with a further breakdown for side-by-
      side investment entities to separately show financial information for those entities that
      you do and do not consolidate. The summary financial information should include total
      assets, total liabilities, total revenues, total expenses, and the total net income of these
      entities; and
    - In your description of Assets Under Management throughout the filing, including on page
      2, you refer to co-investments. Please help us understand why side-by-side investments
      would not also be included in your determination of Assets Under Management.

Management's Discussion and Analysis, page 67

Consolidated Results of Operations, page 77

3. We note your response to comment four in our letter dated May 3, 2012. Please quantify the
    impact of each significant item that impacted your effective income tax rate from period to
    period.

Other Income, page 79

4. We note your response to comment five in our letter dated May 3, 2012. Please address the
    following:
    - Please tell us the nature of the legal entity reorganization executed in 2011 and
      correspondingly why the reorganization resulted in you now needing to apply the New
      York City and New York State sourcing rules. Please help us understand why these rules
      did not need to be applied prior to the reorganization;
    - Please help us understand why the application of the rules resulted in you now using the
      address of the customer versus the location of the individuals performing the services.
      Please clarify if the rules specify that you should use the address of the customer; and

- Please help us better understand how the application of the sourcing rules resulted in a lower effective tax rate and correspondingly a reduction in amounts due to non-controlling interest holders.

Financial Statements

Consolidated Statement of Changes in Partners' Capital, page 133

5. We note your response to comment nine in our letter dated May 3, 2012. It appears that the Appropriated Partners' Capital column should also be included in equity attributable to The Blackstone Group L.P. Please revise your presentation. See ASC 810-10-50-1A(c) and ASC 810-10-55-4L.

6. We note your response to comment 10 in our letter dated May 3, 2012. We continue to believe that the amounts reported under the non-controlling interests in consolidated entities column for net income should agree to the amounts reported on your statements of operations. In addition, the sum of the net income (loss) and currency translation adjustment amounts reported in the non-controlling interests columns should equal the amount of comprehensive income (loss) attributable to non-controlling interests presented on this statement. It appears that the amounts currently presented for net income (loss) and currency translation adjustment under the appropriated partners' capital column should be reflected instead under a non-controlling interest column. Reclassification adjustments should then be made from the non-controlling interest column to the appropriated partners' capital for each of these amounts. Please revise.

7. During the year ended December 31, 2011, you recorded an adjustment to total partners' capital of $97.8 million which is described as Acquisition Adjustments Relating to Consolidation of CLO Entities. Please tell us the nature of these amounts and correspondingly how you determined that they should be recorded directly into total partners' capital rather than through net income (loss). Please include in your explanation the accounting guidance you relied upon in determining the appropriate accounting treatment.

Item 11. Executive Compensation

Summary Compensation Table, page 212

8. We note your response to comment 12 in our letter dated May 3, 2012. We are unable to fully evaluate your response without additional information. In particular, we note that rather than providing an analysis explaining why disclosure of actual payments rather than disclosure of the amount of compensation expense accrued for a given period provides the shareholders with a better understanding of each named executive officer's annual compensation, you provide statements such as "…actual payments better reflect the compensation paid… particularly given the variability in mere accruals…" which statements

appear broad and conclusory. Please tell us why your disclosure approach provides investors with a clear understanding of the annual compensation earned by the named executive officers, specifying also the "other metrics" investors rely upon in the relevant period and why your disclosure approach is consistent with those metrics. Based on your "Participation in Performance Fees" disclosure on page 209 where you state that "the aggregate amount of performance payments payable through [y]our Performance Plans is directly tied to the performance of the funds," disclosure of the amount of compensation expense in the summary compensation table would reflect the annual performance of the underlying funds, which in turn would help determine the anticipated compensation with respect to a named executive officer's annual performance.

Form 10-Q for the Period Ended March 31, 2012

General

9. Please address the above comments in your interim filings as well, as applicable.

You may contact Chambre Malone, Staff Attorney, at (202) 551-3262 or, in her absence, Era Anagnosti, Staff Attorney, at (202) 551-3369 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief